Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

September 13, 2012

Press Release

For immediate release	Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com

BARCLAYS BANK PLC TO AUTOMATICALLY REDEEM THE IPATH® SHORT EXTENDED RUSSELL 2000® TR INDEX ETN (TICKER: RTSA)

New York, NY, September 13, 2012 – Barclays Bank PLC announced today the automatic redemption of its iPath® Short Extended Russell 2000® TR Index Exchange Traded Note (ticker: RTSA) (the “ETNs”). The ETNs are being redeemed as the result of an automatic termination event occurring on September 13, 2012, the automatic termination date. As described in the prospectus, an automatic termination event occurs when the intraday indicative note value of the ETNs on any trading day is equal to or less than the automatic termination level of $15.00. Details of the automatic termination event are below.

Automatic Termination Date:	September 13, 2012
Time of Automatic Termination Event:	01:26 p.m. EST
Automatic Termination Level:	$15.00

Holders of the ETNs on the automatic redemption date, which is the fifth business day following the automatic termination date, will receive a cash payment equal to the automatic redemption value.

Automatic Redemption Date:	September 20, 2012
Automatic Redemption Value:	$14.8054

For more information regarding the automatic termination event, including how the automatic redemption value is determined, see the prospectus relating to the ETNs under the heading “Specific Terms of the ETNs—Automatic Termination Event.” The prospectus relating to the ETNs can be found on EDGAR, the SEC website, at: www.sec.gov. The prospectus is also available on the product website at www.iPathETN.com.

Barclays moves, lends, invests and protects money for customers and clients worldwide. With over 300 years of history and expertise in banking, we operate in over 50 countries and employ over 140,000 people.

We provide large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Our clients also benefit from access to the breadth of expertise across Barclays. We’re one of the largest financial services providers in the world, and are also engaged in retail banking, credit cards, corporate banking, and wealth and investment management. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com

Press Release

For immediate release	Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com

iPath ETNs

For further information about the iPath ETNs go to: http://www.iPathETN.com

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any increase in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has decreased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Automatic Redemption: If specified in the applicable prospectus, Barclays Bank PLC will automatically redeem a series of ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to the applicable level specified in the prospectus.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Leverage Risk: Because an investment in the ETNs is leveraged, changes in the level of the underlying index will have a greater impact on the payout on the ETNs than on a payout on securities that are not so leveraged. In particular, any increase in the level of the underlying index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the ETNs substantially greater than an investor would if the ETNs did not contain a leverage component.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Press Release

For immediate release	Contact: Mark Lane +1 212 412 1413 mark.lane@barclays.com

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Sales in the secondary market may result in significant losses.

“Russell 2000® Index” and “Russell 2000® Index” are trademarks of Frank Russell Company and have been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold, or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of investing in the ETNs.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED     NO BANK GUARANTEE     MAY LOSE VALUE

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